

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 30, 2007

<u>Via U.S. mail</u>

Mr. Junhong Xiong
AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Ching City, Jiangxi Province
China  330013

> **Re:     AgFeed Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 17, 2007**
> **File No. 333-144131**

Dear Mr. Xiong:

We have reviewed the response letter and the amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>History, page 15</u>

1.      We note your response to our comment 8 from our letter dated July 27, 2007. Please note that the description of the familial relationship regarding Sunrise Capital International, Inc. differs on pages 16 and 42 of Amendment No. 1. Please revise this disclosure.

2.      We note your response to our comment 9 from our letter dated July 27, 2007.

Please note that the filing of a Form 8-K which includes the financial statements of Guangxi Huijie Sci. & Tech. Food Co., Ltd. does not satisfy the requirements of Item 22 of Form SB-2 and Item 310(c) of Regulation S-B. Similarly, the inclusion of pro forma information in the notes to your financial statements does not satisfy the requirements of Item 22 of Form SB-2 and Item 310(d) of Regulation S-B. Revise your SB-2 to include financial statements of the acquired entity and pro forma financial information showing the effects of the transaction. For further guidance regarding the pro forma information, see note 2 to Item 310 of Regulation S-B and Article 11 of Regulation S-X.

Pork Premix, page 18

3.      Indicate that the statement that competitors "charge $500/metric ton on average" is based on your informal survey of your clients.

Market Information, page 17

4.      We note your response to our comment number 10 from our letter dated July 27, 2007. Please note that there remain statements for which you did not provide a source, such as, the statement on page 18 that, "In 2005, the premix market in China totaled $1.45 billion and included over 2,500 companies." Further, certain of the information provided does not match up with the disclosure in your registration statement. For example, you state in your response letter, "total animal feed production in China is 111 million tons in 2006" and on page 17 you state that it was 112.6 million tons in 2006.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 29

5.      Explain to us how you have considered providing financial statements of an entity to be acquired and pro forma financial statements showing the effects of the acquisition for the entity that is the subject of the $620,000 deposit disclosed under this section. In this regard, please note that the provisions of Items 310(c) and 310(d) of Regulation S-B apply to probable acquisitions. Additionally, consummation of a transaction is considered probable whenever the registrant's financial statements alone would not provide investors with adequate financial information with which to make an investment decision. See FRC 506.02.c.ii.

Selling Stockholders, page 37

6.      Provide us with an explanation as to why Yang Yang was not indicated as a selling shareholder in your original SB-2. We note that the number of securities owned by Legend Securities, Inc. has decreased by the exact number of securities

held by Ms. Yang.  Please explain how Ms. Yang received her securities and why it appears that these securities were previously held by Legend Securities, Inc.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7.      We note your response to prior comment 34 from our letter dated July 27, 2007.
         In connection with your response, tell us:

   - definitively whether you have reviewed all of the work performed by Beijing
     Evertrust CPAs Co., Ltd.;

   - whether the work papers are prepared in English or Chinese and, if in
     Chinese, how you were able to review them; and,

   - whether you are maintaining the work papers in your possession.

Note 2 – Summary of Significant Accounting Policies, page F-8

Accounts Receivable, page F-8

8.      We note your response to prior comment 36 from our letter dated July 27, 2007,
         and do not believe that your revised disclosure addresses our concerns.  We note
         that your accounts receivable balance at June 30, 2007, of $5.3 million represents
         about 77% of your second quarter revenue.  The liquidity section of your
         management's discussion and analysis should include a discussion of the reasons
         for the large accounts receivable balance, the age of the receivables, and when
         you anticipate they will be collected.

9.      Provide us, as supplemental information, your accounts receivable aging as of
         December 31, 2006 and June 30, 2007.

Revenue Recognition, page F-10

10.     We note your response to prior comment number 35 from our letter dated July 27,
         2007 and your assertion that sales returns and allowances have historically been
         insignificant.  Clearly explain to us whether you offer any return, price protection
         or similar rights.  If so, describe these rights in reasonable detail.  Revise your
         footnote to include corresponding disclosure.

11.     As requested in prior comment number 35, tell us and disclose whether there are
         any differences in your arrangements with different types of customers, e.g. end-
         users, distributors or franchisees.  If so, clearly describe these differences and

explain how these differences are reflected in your revenue recognition policies.

12.     Revise this section to disclose the credit terms you offer.

Segment Reporting, page F-12

13.     We note your response to prior comment 37 from our letter dated July 27, 2007. We continue to await the internal financial reports requested in our prior comment.  Additionally, we expect to receive your full analysis under SFAS 131 and note that your response to prior comment 37 does not provide that analysis.

Exhibits, page II-2

14.     We note your response to our prior comment 44 from our letter dated July 27, 2007.  Please note we will need sufficient time to review the legal opinion upon its filing.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:  B. Skinner
     S. Eisen
     J. Madison

     Via facsimile
     William W. Uchimoto, Jr., Esquire
     (215) 972-1819